Filed by Yahoo! Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company:  Overture Services, Inc.

Commission File No.:  000-26365

On July 14, 2003, Yahoo! Inc. and Overture Services, Inc. issued a joint press release.  The text of the joint press release follows.

FOR IMMEDIATE RELEASE

YAHOO! TO ACQUIRE OVERTURE

Acquisition Positions Yahoo! as the Largest Global Player

in the Rapidly Growing Internet Advertising Market

Combines Leading Web and Commercial Search Services With Internet’s Largest Global Audience

SUNNYVALE, Calif. and PASADENA, Calif. — July 14, 2003 — Yahoo! Inc. (Nasdaq: YHOO — news), a leading global Internet company and Overture Services, Inc. (Nasdaq: OVER), a global leader in commercial search services on the Internet, today announced they have signed a definitive agreement under which Yahoo! will acquire Overture.  Under the terms of the agreement, each outstanding common share of Overture will receive 0.6108 shares of Yahoo! common stock and $4.75 in cash, reflecting an aggregate purchase price of approximately $1.63 billion, or $1.52 billion net of Overture’s March 31, 2003 cash balance, less the amounts earmarked for their two recently closed transactions.

“The combined assets position Yahoo! as the largest global player in the rapidly growing Internet advertising sector,” said Terry Semel, chairman and chief executive officer, Yahoo! Inc.  “Together, the two companies will be able to provide the most compelling and diversified suite of integrated marketing solutions around the globe, including branding, paid placement, graphical ads, text links, multimedia, and contextual advertising.”

Within the rapidly growing Internet advertising market, commercial search is the most dynamic and fastest growing segment.  The worldwide commercial search segment is estimated to grow from approximately $2 billion by year-end 2003 to approximately $5 billion by 2006 (Source: Piper Jaffray), a compound annual growth rate of approximately 35 percent.

Additionally, search is a central part of Yahoo!’s user experience and business strategy. The acquisition furthers Yahoo!’s objective of becoming the leading end-to-end integrated search provider, combining assets capable of generating, distributing and monetizing search results.  This combination provides Yahoo! with greater speed-to-market and the flexibility to innovate and maximize search monetization opportunities.

“By combining Overture’s world class monetization platform and complementary web search assets, with Yahoo!’s already robust search business, we will further improve our ability to offer the highest quality search experience.  Together we expect to create enhanced value for our users, marketers and affiliates, and ultimately drive greater value for Yahoo!’s business,” said Semel.

Overture is the leading provider of commercial search with more than 88,000 advertisers globally as of the end of the first quarter of 2003.  Overture’s assets also include an extensive affiliate distribution network that Yahoo! and Overture are dedicated to maintaining and enhancing, a world class technology infrastructure in both commercial and web search, and a comprehensive intellectual property portfolio.

“Overture pioneered commercial search, and we believe there remains huge upside potential in this market,” said Ted Meisel, president and chief executive officer, Overture Services.  “By combining the assets of Yahoo! and Overture, we believe the company will be strongly positioned to take advantage of this growth opportunity by more rapidly developing and deploying innovative search and marketing solutions.”

The combined companies expect to be able to take advantage of a number of revenue synergies by expanding marketing opportunities on Yahoo!’s network through:

•                  expand Pay-for-Performance search faster and more cost effectively into vertical properties, such as shopping, travel, and yellow pages;

•                  integrate contextual advertising throughout Yahoo!’s network, including properties such as in sports, real estate and autos; and,

•                  leverage Overture’s efficient, scalable marketplace by offering its 88,000 advertisers, the majority of which are small- and medium-sized businesses, the ability to get online, sell online and promote online by purchasing a range of additional Yahoo! services such as Yahoo! Store and Yahoo! Web Hosting.

Yahoo! and Overture will be able to expand their combined products and services internationally to create a unique global marketplace.  Immediate opportunities include Europe, Korea and Japan where both companies have a strong presence.

Overture will become a wholly-owned subsidiary of Yahoo!, and its operations will remain in Pasadena following completion of the acquisition.  Ted Meisel will continue to head up Overture’s operations and report to Dan Rosensweig, Yahoo!’s chief operating officer.  The transaction is subject to customary closing conditions, including regulatory approval and the approval of Overture’s stockholders.  It is expected the transaction will be completed by the fourth quarter of 2003.

“We are excited about the opportunities the combined companies create to enhance our ability to drive long-term free cash flow to our stockholders,” said Susan Decker, chief financial officer, Yahoo! Inc.  “Together, we believe we can gain a larger share of the rapidly growing advertising segment while also generating increased returns for Yahoo!’s advertisers and affiliates.”

As part of its commitment to be the leader in search, Yahoo! recently acquired Inktomi Corp., a pioneer in algorithmic Web search technology.  With this acquisition, Yahoo! will own all the critical components of a comprehensive search offering.

Conference Call

Yahoo! will hold a conference call for financial analysts on Monday, July 14, 2003 at 6:00am PT / 9:00am ET to discuss the proposed transaction.  The telephone number in the United States is 866-868-

1109. International callers should telephone + 1-847-413-2404. There is no pass code needed for this call.  The call will also be webcast at: http://webevents.broadcast.com/yahoo/071403/.  A telephone and webcast replay will be available at 7:30am PT / 10:30am ET.   The dial in number for the telephone replay is: 877-213-9653 or 630-652-3041, pass code 7459026.  The telephone replay will be available for 48 hours.

About Yahoo!

Yahoo! Inc. is a leading provider of comprehensive online products and services to consumers and businesses worldwide and is the No. 1 Internet brand globally. Headquartered in Sunnyvale, Calif., Yahoo!’s global network includes 25 World properties and is available in 13 languages.

About Overture

Overture is a global leader in commercial search services on the Internet, providing new and more powerful ways for businesses and customers to connect online. Overture pioneered commercial search by aligning the interests of consumers, its 88,000 active, paying advertisers and its distribution partners, including Yahoo!, MSN and CNN. The company offers a full suite of Internet search products and search-related services. In addition, the company operates the AltaVista.com and AlltheWeb.com Web sites. Founded in 1997, Overture is based in Pasadena, Calif., with U.S. offices in New York, Chicago, San Francisco and Palo Alto, Calif. The headquarters for Overture’s non-U.S. business is in Ireland, with offices in the United Kingdom, Germany, France, Italy, Norway, Japan and South Korea. The company employs more than 1,000 people worldwide. For more information, visit the company’s Web site at www.Overture.com.

Additional Information About the Merger and Where to Find It

Yahoo! and Overture intend to file with the SEC a prospectus/proxy statement and other relevant materials in connection with the proposed acquisition (the “Merger”) of Overture by Yahoo! pursuant to the terms of an Agreement and Plan of Merger by and among Yahoo!, July 2003 Merger Corp., a wholly-owned subsidiary of Yahoo!, and Overture. The prospectus/proxy statement will be mailed to the stockholders of Overture. Investors and security holders of Overture are urged to read the prospectus/proxy statement and the other relevant materials when they become available because they will contain important information about Yahoo!, Overture and the proposed merger. The prospectus/proxy statement and other relevant materials (when they become available), and any other documents filed by Yahoo! or Overture with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Yahoo! by contacting Yahoo! Investor Relations, 701 First Avenue, Sunnyvale, California 94089, 408-349-3300. Investors and security holders may obtain free copies of the documents filed with the SEC by Overture by contacting Overture Investor Relations, 74 North Pasadena Avenue, Pasadena, California 91103, 888-811-4686. Investors and security holders of Overture are urged to read the prospectus/proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

Yahoo!, Terry Semel, Yahoo!’s Chairman and Chief Executive Officer, and certain of Yahoo!’s other executive officers may be deemed to be participants in the solicitation of proxies of Overture stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Semel and certain of Yahoo!’s other executive officers in the solicitation by reading the prospectus/proxy statement when it becomes available.

Overture, Ted Meisel, Overture’s Chief Executive Officer and President, and Overture’s other directors and executive officers may be deemed to be participants in the solicitation of proxies of Overture stockholders in connection with the proposed merger. Such individuals may have interests in the proposed merger, including as a result of holding options or shares of Overture common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Meisel and Overture’s other directors and executive officers in the solicitation by reading the prospectus/proxy statement when it becomes available.

This press release and its attachments contain forward-looking statements that involve risks and uncertainties concerning Yahoo!’s proposed acquisition of Overture Inc., Yahoo!’s expected financial performance (including without limitation as described in the quotations from management in this press release), as well as Yahoo!’s strategic and operational plans. Actual events or results may differ materially from those described in this press release due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close or that the closing may be delayed; the reaction of customers of Yahoo! and Overture to the transaction; Yahoo!’s ability to successfully integrate Overture’s operations and employees; and general economic conditions. More information about potential factors that could affect Yahoo!’s business and financial results is included in the Company’s Annual Report on Form 10-K for the fiscal year ended Dec. 31, 2002 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov, and will be included in Yahoo!’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, which will be filed with the SEC in the near future. For more information and additional risk factors regarding Overture generally see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Overture’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended March 31, 2003 and in other reports filed by Overture with the Securities and Exchange Commission.

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For more information, please contact:

Yahoo! Media Relations

Joanna Stevens, Yahoo! Inc., (408) 349 7855, joanna@yahoo-inc.com

Brian Nelson, Yahoo! Inc., (408) 349 7329, bnelson@yahoo-inc.com

Ruben Osorio, Fleishman Hillard PR, (415) 348 2617, osorior@fleishman.com

Yahoo! Investor Relations

Paul Hollerbach, Yahoo! Inc., (408) 349 3578, paulh@yahoo-inc.com

Cathy La Rocca, Yahoo! Inc., (408) 349 5188, cathy@yahoo-inc.com

Overture Media Relations

Jennifer Stephens, Overture Services, Inc., (626) 685 6110, jennifer.stephens@overture.com

Al Duncan, Overture Services, Inc., (626) 685 5714, al@overture.com

Overture Investor Relations

Laurie Berman, Overture Services, Inc., (626) 229 5368, laurie.berman@overture.com